UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number: 333-226308

COLOR STAR TECHNOLOGY CO., LTD.

(Translation of registrant’s name into English)

7 World Trade Center, Suite 4621
New York, NY 10007
Tel: +1 (929) 317-2699
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Concert Cooperation Agreement

Color Star Technology Co., Ltd. (the "Company") entered into a certain concert cooperation agreement ("Agreement") dated as of May 19, 2023, by and among Rich America Inc., an Ohio corporation, ("Rich America"), Color Star DMCC, a United Arab Emirates corporation (“Color Star”) and the Company. Pursuant to the Agreement, Rich America agreed to have certain music artists represented by Rich America perform at nine concert events organized by Color Star to be held between May 2023 and March 2024 (the “Concerts’) for an aggregate consideration of US$8,000,000, to be paid in 6,400,000 restricted Class A Ordinary Shares, par value $0.04 per share, of the Company (the “Shares”).

The Shares to be issued as consideration to Rich America are exempt from registration pursuant to Regulation S of the Securities and Exchange Act of 1934.

The Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference. The foregoing summary of the terms of the Agreement is subject to, and qualified in its entirety by, such document.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Concert Cooperation Agreement dated May 19, 2023 by and among the Company, Rich America and Color Star

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 31, 2023

COLOR STAR TECHNOLOGY CO., LTD.

By:	/s/ Louis Luo
Name:	Louis Luo
Title:	Chief Executive Officer

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